

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2024

Jon R. Ansari
Chief Financial Officer
Magyar Bancorp, Inc.
400 Somerset Street
New Brunswick, NJ 08901

      Re: Magyar Bancorp, Inc.
          Form 10-K for Fiscal Year Ended September 30, 2023
          File No. 000-51726

Dear Jon R. Ansari:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Finance